

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 17, 2012

Via E-Mail
Mary Ann Frantz
Miller Nash LLP
3400 U.S. Bancorp Tower
111 S.W. Fifth Avenue
Portland, OR 97204-3699

> **Re:** **Quality Systems, Inc.**
> **Revised Preliminary Proxy Statement on Schedule 14A**
> **Filed July 16, 2012 by Ahmed D. Hussein et al.**
> **File No. 001-12537**

Dear Ms. Frantz:

We have reviewed your revised filing listed above and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Revised Preliminary Proxy Statement on Schedule 14A filed on July 16, 2012

Reasons for This Solicitation, page 6

1. We note your statement on page 9 that Mr. Hussein "as described in more detail below, believes that the Company's revenues could be significantly higher if its inpatient and outpatient business units were integrated." Please revise to clarify the basis for your belief that revenues could be significantly higher if the inpatient and outpatient units were integrated. While you discuss some of your prospective plans on page 10, it is unclear why you believe significantly higher revenues will result if these plans are implemented.

Voting and Proxy Procedures, page 17

2.   Please revise your proxy statement and proxy card to provide clear instructions for how shareholders of record may direct how they may allocate their respective votes on your proxy card. For example, it is unclear if shareholders of record choose to cumulate their votes and provide for unequal voting allocations whether they should write the number of votes they want to allocate next to each nominee's name on the proxy card.   Further, the proxy card should provide some instruction to the effect that shareholders holding shares in street name who wish to cumulate their votes must do so through instructions to their intermediary.

Incorporation By Reference

3.   We note that you have deleted your "Incorporation By Reference" section in your revised proxy statement. Please revise to clearly indicate which portions of Schedule 14A you are incorporating by reference from management's definitive proxy statement. Please refer to Rule 14a-5(c).

         If you have any questions regarding these comments or your filing in general, please feel free to contact Edwin Kim, Attorney-Advisor, at (202) 551-3297 or me at (202) 551-3263.

                                        Sincerely,

                                        /s/ Christina Chalk

                                        Christina Chalk
                                        Senior Special Counsel
                                        Office of Mergers and Acquisitions